DELAWARE GROUP CASH RESERVE

Registration No. 811-02806
FORM N-SAR
Semiannual Period Ended September 30, 2014

SUB-ITEM 77I: Terms of new or amended securities

On August, 19-21, 2014, the Board of Trustees (the ?Board?) of Delaware Group Cash Reserve (the ?Registrant?) voted to approve the early conversion of the Delaware Cash Reserve Fund?s Class B shares to Consultant Class shares. In connection with this approval, the Board amended the terms of the Registrant?s Agreement and Declaration of Trust via Board resolution to permit the early conversion of Class B shares to Consultant Class shares. The rights of Consultant Class shares did not change.

Details related to the early conversion are incorporated herein by reference to the supplement dated August 22, 2014 to the Registrant?s registration statement dated July 29, 2014, as filed with the Securities and Exchange Commission (SEC Accession No. 0001137439-14-000321).
WS: MFG_Philadelphia: 887496: v1

WS: MFG_Philadelphia: 865303: v1